Exhibit 12

First Midwest Bancorp, Inc.

Ratio of Earnings to Fixed Charges(1)

	Years ended December 31,
	2004		2003		2002		2001		2000
	(Dollar Amounts in Thousands)
Ratio 1 - Including Interest on Deposits
Earnings available for fixed charges:
Income from continuing operations	$99,136		$92,778		$90,150		$82,138		$75,540
Add:
Income tax provision	32,848		30,889		32,133		26,668		23,759
Fixed charges	87,185		81,964		111,498		181,439		232,597

Total earnings available for fixed charges	$219,169		$205,631		$233,781		$290,245		$331,896

Fixed charges(2)
Interest on deposits	$57,432		$56,272		$81,616		$134,497		$155,887
Interest on borrowed funds	20,980		23,962		29,294		46,341		76,019
Interest on subordinated debt - trust preferred securities	8,066		1,079		—		—		—
Portion of rental expense representative of interest factor	707		651		588		601		691

Total fixed charges	$87,185		$81,964		$111,498		$181,439		$232,597

Ratio of earnings to fixed charges	2.51	x	2.51	x	2.10	x	1.60	x	1.43	x

Ratio 2 - Excluding Interest on Deposits
Earnings available for fixed charges:
Income from continuing operations	$99,136		$92,778		$90,150		$82,138		$75,540
Add:
Income tax provision	32,848		30,889		32,133		26,668		23,759
Fixed charges	29,753		25,692		29,882		46,942		76,710

Total earnings available for fixed charges	$161,737		$149,359		$152,165		$155,748		$176,009

Fixed charges(2):
Interest on borrowed funds	$20,980		$23,962		$29,294		$46,341		$76,019
Interest on subordinated debt - trust preferred securities	8,066		1,079		—		—		—
Portion of rental expense representative of interest factor	707		651		588		601		691

Total fixed charges	$29,753		$25,692		$29,882		$46,942		$76,710

Ratio of earnings to fixed charges	5.44	x	5.81	x	5.09	x	3.32	x	2.29	x

(1)	The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.”

(2)	“Fixed charges” consist of interest on outstanding debt plus one-third (the proportion deemed representative of the interest factor) of operating lease expense.